SECURITIES & EXCHANGE COMMISSION
                               Washington, D.C. 20549

                           ______________________________

                                   SCHEDULE 13D

                      Under the Securities Exchange Act of 1934*

                             Seven Seas Petroleum Inc.
                                 (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    817917107
                                  (CUSIP Number)

                                 Richard D. Craig
                            401 West Main, Suite 400
                              Norman, Oklahoma 73069
                                  (405) 329-3363
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                  August 13, 1997
                (Date of event which requires filing of this statement).

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act ( however, see the Notes).

CUSIP No.     817917107
________________________________________________________________________________
      (1)     NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON
                                            P. Mark Moore
________________________________________________________________________________
      (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP   (See Instructions)
                                                                (a) [x]
                                                                (b) [ ]
________________________________________________________________________________
      (3)     SEC USE ONLY
________________________________________________________________________________
      (4)     SOURCE OF FUNDS (See Instructions)
                                                      PF, 00
________________________________________________________________________________
      (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]
________________________________________________________________________________
      (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      United States
________________________________________________________________________________
NUMBER OF     (7)   SOLE VOTING POWER
                                                      0
SHARES        __________________________________________________________________
BENEFICIALLY  (8)   SHARED VOTING POWER
                                                      2,184,900
OWNED BY      __________________________________________________________________
EACH          (9)   SOLE DISPOSITIVE POWER
                                                      0
REPORTING     __________________________________________________________________
PERSON WITH   (10)  SHARED DISPOSITIVE POWER
                                                      2,184,900
________________________________________________________________________________
      (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
                                                      2,184,900
________________________________________________________________________________
      (12)    CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES
               (See Instructions)                               [  ]
________________________________________________________________________________
      (13)    PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (11)                   6.26%
________________________________________________________________________________
      (14)    TYPE OF REPORTING PERSON (See Instructions)
                                                      IN

CUSIP No.817917107
________________________________________________________________________________
      (1)     NAME OF REPORTING PERSON S.S. OR
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                            Robert W. Moore
________________________________________________________________________________
      (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP
             (See Instructions)                                 (a) [x]
                                                                (b) [ ]
________________________________________________________________________________
      (3)     SEC USE ONLY
________________________________________________________________________________
      (4)     SOURCE OF FUNDS (See Instructions)
                                                      00
________________________________________________________________________________
      (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]
________________________________________________________________________________
      (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      United States
________________________________________________________________________________
NUMBER OF     (7)   SOLE VOTING POWER
                                                      0
SHARES        __________________________________________________________________
BENEFICIALLY  (8)   SHARED VOTING POWER
                                                      2,184,900
OWNED BY      __________________________________________________________________
EACH          (9)   SOLE DISPOSITIVE POWER
                                                      0
REPORTING     __________________________________________________________________
PERSON WITH   (10)  SHARED DISPOSITIVE POWER
                                                      2,184,900
________________________________________________________________________________
      (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
                                                      2,184,900
________________________________________________________________________________
      (12)    CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)                                [ ]
________________________________________________________________________________
      (13)    PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (11)
                                                      6.26%
________________________________________________________________________________
      (14)    TYPE OF REPORTING PERSON (See Instructions)
                                                      IN

CUSIP No.817917107
________________________________________________________________________________
      (1)     NAME OF REPORTING PERSON S.S. OR
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                            MTV Operations II L.L.C.
________________________________________________________________________________
      (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP  (See Instructions)
                                                                (a) [x]
                                                                (b) [ ]
________________________________________________________________________________
      (3)     SEC USE ONLY
________________________________________________________________________________
      (4)     SOURCE OF FUNDS (See Instructions)
                                                      00
________________________________________________________________________________
      (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]
________________________________________________________________________________
      (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      South Dakota
________________________________________________________________________________
NUMBER OF     (7)   SOLE VOTING POWER
                                                      0
SHARES        __________________________________________________________________
BENEFICIALLY  (8)   SHARED VOTING POWER
                                                      2,184,900
OWNED BY      __________________________________________________________________
EACH          (9)   SOLE DISPOSITIVE POWER
                                                      0
REPORTING     __________________________________________________________________
PERSON WITH   (10)  SHARED DISPOSITIVE POWER
                                                      2,184,900
________________________________________________________________________________
      (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
                                                      2,184,900
________________________________________________________________________________
      (12)    CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)                                [ ]
________________________________________________________________________________
      (13)    PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (11)
                                                      6.26%
________________________________________________________________________________
      (14)    TYPE OF REPORTING PERSON (See Instructions)
                                                      00

CUSIP No.817917107
________________________________________________________________________________
      (1)     NAME OF REPORTING PERSON S.S. OR
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                            MTV Capital Limited Partnership
________________________________________________________________________________
      (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP   (See Instructions)
                                                                (a)  [x]
                                                                (b)  [ ]
________________________________________________________________________________
      (3)     SEC USE ONLY
________________________________________________________________________________
      (4)     SOURCE OF FUNDS (See Instructions)
                                                      WC, 00
________________________________________________________________________________
      (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]
________________________________________________________________________________
      (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      South Dakota
________________________________________________________________________________
NUMBER OF     (7)   SOLE VOTING POWER
                                                      0
SHARES        __________________________________________________________________
BENEFICIALLY  (8)   SHARED VOTING POWER
                                                      2,184,900
OWNED BY      __________________________________________________________________
EACH          (9)   SOLE DISPOSITIVE POWER
                                                      0
REPORTING     __________________________________________________________________
PERSON WITH   (10)  SHARED DISPOSITIVE POWER
                                                      2,184,900
________________________________________________________________________________
      (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
                                                      2,184,900
________________________________________________________________________________
      (12)    CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)                                [ ]
________________________________________________________________________________
      (13)    PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (11)
                                                      6.26%
________________________________________________________________________________
      (14)    TYPE OF REPORTING PERSON (See Instructions)
                                                      PN

CUSIP No.817917107
________________________________________________________________________________
      (1)     NAME OF REPORTING PERSON S.S. OR
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                            Bob Moore Used Cars, Inc.
________________________________________________________________________________
      (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP   (See Instructions)
                                                                (a) [x]
                                                                (b) [ ]
________________________________________________________________________________
      (3)     SEC USE ONLY
________________________________________________________________________________
      (4)     SOURCE OF FUNDS (See Instructions)
                                                      WC, 00
________________________________________________________________________________
      (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]
________________________________________________________________________________
      (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      Oklahoma
________________________________________________________________________________
NUMBER OF     (7)   SOLE VOTING POWER
                                                      0
SHARES        __________________________________________________________________
BENEFICIALLY  (8)   SHARED VOTING POWER
                                                      2,184,900
OWNED BY      __________________________________________________________________
EACH          (9)   SOLE DISPOSITIVE POWER
                                                      0
REPORTING     __________________________________________________________________
PERSON WITH   (10)  SHARED DISPOSITIVE POWER
                                                      2,184,900
________________________________________________________________________________
      (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
                                                      2,184,900
________________________________________________________________________________
      (12)    CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES
               (See Instructions)                                [ ]
________________________________________________________________________________
      (13)    PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (11)
                                                      6.26%
________________________________________________________________________________
      (14)    TYPE OF REPORTING PERSON (See Instructions)
                                                      CO

Item 1.      Security and Issuer.

      This statement relates to the common shares with no par value (the "Common Shares") of Seven Seas Petroleum Inc. (the "Company"), whose principal executive offices are located at 1990 Post Oak Blvd., Suite 960, Third Post Oak Central, Houston, Texas 77056.

Item 2.      Identity and Background.

      (a)    This statement is filed by:

             (i) P. Mark Moore ("PMM") with respect to 22,400 Common Shares owned by him directly and with respect to 2,162,500 Common Shares owned directly by MTV Capital Limited Partnership, a South Dakota limited partnership ("MTV"), whose sole general partner is MTV Operations II L.L.C., a South Dakota limited liability company ("MTV-Ops"), whose two managing members are PMM and Robert W. Moore ("RWM"), as trustee under the Indenture of Trust of Robert W. Moore dated May 12, 1995, as amended;

             (ii) RWM with respect to the 22,400 Common Shares owned directly by PMM and with respect to the 2,162,500 Common Shares owned directly by MTV;

             (iii) MTV-Ops with respect to the 22,400 Common Shares owned directly by PMM and with respect to the 2,162,500 Common Shares owned by MTV;

             (iv) MTV with respect to the 22,400 Common Shares owned directly by PMM and with respect to the 2,162,500 Common Shares owned directly by MTV; and

             (v) Bob Moore Used Cars, Inc., an Oklahoma corporation ("BMUC"), which is controlled by its sole officer and director, PMM, with respect to the 22,400 Common Shares owned directly by PMM and with respect to the 2,162,500 Common Shares owned by MTV, 351,200 of which were acquired by MTV from BMUC on January 7, 1998.

      (b) The business address of PMM and RWM is 3600 West Main Street, Suite 150, Norman, Oklahoma 73072. The address of the principal office of MTV-Ops, MTV, and BMUC is 3600 West Main Street, Suite 150, Norman, Oklahoma 73072.

      (c) The principal occupations of PMM and RWM are their positions as the managing members of MTV-Ops. The principal business of MTV-Ops is serving as general partner to MTV. The principal business of MTV is serving as a holding company for the business interests and investments for the descendants of RWM. The principal business of BMUC is buying and selling used cars.

      (d) None of the persons referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the persons referred to in paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) PMM and RWM are United States citizens. MTV-Ops is a limited liability company organized under the laws of the State of South Dakota. MTV is a limited partnership organized under the laws of the State of South Dakota. BMUC is a corporation organized under the laws of the State of Oklahoma.

Item 3.      Source and Amount of Funds and Other Consideration.

      On August 13, 1997, MTV purchased 750,000 Common Shares at a total cost of $6,851,252.50 in a private transaction. The following additional acquisitions of Common Shares were made by the Group on public markets subsequent to August 13, 1997:

Group Member       Date         Number of Common Shares        Total Cost
BMUC               9/12/97      20,000                         $271,300.00
PMM                9/12/97         800                         $ 10,784.50
BMUC               9/15/97       6,000                         $ 81,450.00
BMUC               9/17/97      44,500                         $576,362.80
BMUC              10/16/97      31,000                         $512,275.00
MTV               10/22/97      15,000                         $273,302.50
BMUC              10/27/97      30,000                         $503,650.00
MTV                2/10/98       6,400                         $121,684.50
MTV                2/10/98       9,600                         $172,732.50

      On January 7, 1998, MTV purchased all 351,200 Common Shares owned by BMUC at a total cost of $5,373,364.50.

      The shares owned by The Group are held in margin accounts with brokers, which extend margin credit as needed. Such accounts are subject to the brokers' usual terms, conditions, and credit policies. The shares held in margin accounts are pledged as collateral for the repayment of debit balances in such accounts.

Item 4.      Purpose of the Transaction.

      The purpose of the acquisitions of the Common Shares by the Group is for investment, and the purchases of the Common Shares by the Group were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisitions of the Common Shares were for investment purposes, the Group will pursue discussions with management to maximize long-term value for shareholders. The Group may make further purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by the Group at any time. While they may, at any time and from time to time, review or reconsider their position, no member of the Group currently has any plan or proposal that relates to or would result in:

      1. An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.
      2. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries.
      3. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.
      4. Any material change in the present capitalization or dividend policy of the Company.
      5. Any other material change in the Company's business or corporate structure.
      6. Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.
      7. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
      8. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
      9.     Any action similar to any of those listed above.

Item 5.      Interest in Securities of the Issuer.

   A.  PMM
       (a)  Aggregate number of shares beneficially owned:  2,184,900
Percentage: 6.26% The percentages used herein and in the rest of Item 5 are calculated based upon the 34,890,606 Common Shares issued and outstanding as of September 30, 1997, as reflected in the Company's amended Form 10-Q filed December 9, 1997.
       (b)  1.  Sole power to vote or direct vote:  -0-
            2.  Shared power to vote or direct vote:  2,184,900
            3.  Sole power to dispose or direct the disposition:  -0-
            4.  Shared power to dispose or direct the disposition:
                2,184,900
       (c) PMM has entered into two transactions in the Common Shares since sixty days prior to August 13, 1997. On June 12, 1997, PMM purchased 200 Common Shares at a price per share (including commissions) of $11.54, in a public market transaction. On September 12, 1997, PMM purchased 800 Common Shares at a price per share of $13.48, in a public market transaction.
       (d)  Not applicable.
       (e)  Not applicable.

   B.  RWM
       (a)  Aggregate number of shares beneficially owned:  2,184,900
                                Percentage:  6.26%
       (b)  1.  Sole power to vote or direct vote:  -0-
            2.  Shared power to vote or direct vote:  2,184,900
            3.  Sole power to dispose or direct the disposition:  -0-
            4.  Shared power to dispose or direct the disposition:
                2,184,900
       (c) RWM has not entered into any transactions in the Common Shares since sixty days prior to August 13, 1997.
       (d)  Not applicable.
       (e)  Not applicable.

   C.  MTV-Ops
       (a)   Aggregate number of shares beneficially owned:  2,184,900
                                 Percentage:  6.26%
       (b)  1.  Sole power to vote or direct vote:  -0-
            2.  Shared power to vote or direct vote:  2,184,900
            3.  Sole power to dispose or direct the disposition:  -0-
            4.  Shared power to dispose or direct the disposition:
                2,184,900
       (c) MTV-Ops has not entered into any transactions in the Common Shares since sixty days prior to August 13,1997.
       (d)  Not applicable.
       (e)  Not applicable.

   D.  MTV
      (a)   Aggregate number of shares beneficially owned:  2,184,900
                                Percentage:  6.26%
      (b)  1.  Sole power to vote or direct vote:  -0-
           2.  Shared power to vote or direct vote:  2,184,900
           3.  Sole power to dispose or direct the disposition:  -0-
           4.  Shared power to dispose or direct the disposition:
               2,184,900
      (c) The trading dates, number of Common Shares purchased or sold, the price per share (including commissions), and where and how the transaction was effected is provided for all transactions in Common Shares effected by MTV since sixty days prior to August 13, 1997:
      1. On June 19, 1997, MTV purchased 25,000 Common Shares at a price per share of $10.78, in a public market transaction.
      2. On June 19, 1997, MTV purchased 80,000 Common Shares at a price per share of $11.09, in a public market transaction.
      3. On June 23, 1997, MTV purchased 35,000 Common Shares at a price per share of $11.65, in a public market transaction.
      4. On June 23, 1997, MTV purchased 20,000 Common Shares at a price per share of $12.06, in a public market transaction.
      5. On June 24, 1997, MTV purchased 700 Common Shares at a price per share of $11.83, in a public market transaction.

      6. On June 24, 1997, MTV purchased 1,000 Common Shares at a price per share of $11.98, in a public market transaction.
      7. On June 24, 1997, MTV purchased 8,800 Common Shares at a price per share of $12.03, in a public market transaction.
      8. On June 26, 1997, MTV purchased 10,000 Common Shares at a price per share of $12.03, in a public market transaction.
      9. On June 27, 1997, MTV purchased 5,500 Common Shares at a price per share of $12.03, in a public market transaction.
      10. On June 30, 1997, MTV purchased 4,000 Common Shares at a price per share of $12.03, in a public market transaction.
      11. On July 30, 1997, MTV purchased 250,000 Common Shares at a price per share of $10.50, in a public market transaction.
      12. On August 13, 1997, MTV purchased 750,000 Common Shares at a price per share of $9.14, in a private transaction.
      13. On October 22, 1997, MTV purchased 15,000 Common Shares at a price per share of $18.22, in a public market transaction.
      14. On January 7, 1998, MTV purchased 351,200 Common Shares from BMUC at a price per share of $15.30.
      15. On February 10, 1998, MTV purchased 6,400 Common Shares at a price per share of $19.01, in a public market transaction.
      16. On February 10, 1998, MTV purchased 9,600 Common Shares at a price per share of $17.99 in a public market transaction.
      (d) MTV-Ops, the general partner of MTV, has the power to direct the affairs of MTV, including the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares. PMM and RWM are the managing members of MTV-Ops and in those capacities direct its operations.
      (e)  Not Applicable.

   E.  BMUC
      (a)  Aggregate number of shares beneficially owned:  2,168,900
                              Percentage:  6.22%
      (b)  1.  Sole power to vote or direct vote:  -0-
           2.  Shared power to vote or direct vote:  2,168,900
           3.  Sole power to dispose or direct the disposition:  -0-
           4.  Shared power to dispose or direct the disposition:
               2,168,900
      (c) The trading dates, number of Common Shares purchased or sold, the price per share (including commissions), and where and how the transaction was effected is provided for all transactions in Common Shares effected by BMUC since sixty days prior to August 13, 1997:
      1. On September 12, 1997, BMUC purchased 20,000 Common Shares at a price per share of $13.57, in a public market transaction.
      2. On September 15, 1997, BMUC purchased 6,000 Common Shares at a price per share of $13.58, in a public market transaction.
      3. On September 17, 1997, BMUC purchased 44,500 Common Shares at a price per share of $12.95, in a public market transaction.
      4. On October 16, 1997, BMUC purchased 31,000 Common Shares at a price per share of $16.53, in a public market transaction.

      5. On October 27, 1997, BMUC purchased 30,000 Common Shares at a price per share of $16.79, in a public market transaction.
      6. On January 7, 1998, BMUC sold all of its 351,200 Common Shares to MTV at a price per share of $15.30.
      (d) PMM, as the sole director and executive officer of BMUC, has the power to direct the affairs of BMUC, including the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.
      (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      PMM is the adult son of RWM. PMM and RWM at times may confer with each other with respect to the voting and the acquisition and disposition of Common Shares, including Common Shares owned by them directly as individuals or indirectly through MTV or BMUC. Otherwise, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.      Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.


                                  SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 5, 1998


                                       /s/ P. MARK MOORE
                                       P. Mark Moore, individually, and as
                                       managing member of
                                       MTV Operations II L.L.C.,
                                       general partner of
                                       MTV Capital Limited Partnership,
                                       and as president of
                                       Bob Moore Used Cars, Inc.

                                       /s/ ROBERT W. MOORE
                                       Robert W. Moore, individually, and
                                       as managing member of
                                       MTV Operations II L.L.C.,
                                       general partner of
                                       MTV Capital Limited Partnership

                                  EXHIBIT 1

                          JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13D-1(f)1

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  March 5, 1998


                                       /s/ P. MARK MOORE
                                       P. Mark Moore, individually, and as
                                       managing member of
                                       MTV Operations II L.L.C.,
                                       general partner of
                                       MTV Capital Limited Partnership,
                                       and as president of
                                       Bob Moore Used Cars, Inc.


                                       /s/ ROBERT W. MOORE
                                       Robert W. Moore, individually, and
                                       as managing member of
                                       MTV Operations II L.L.C.,
                                       general partner of
                                       MTV Capital Limited Partnership